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                              November 8, 2023

       Michael Korenko
       Chief Executive Officer
       Vivos Inc.
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: Vivos Inc.
                                                            Post-Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 3,
2023
                                                            File No. 024-11627

       Dear Michael Korenko:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

       Plan of Distribution
       Investors' Tender of Funds, page 55

   1. We note your response to comment 1, and we understand that you have exchanged promissory notes for
shares of common stock as part of this offering. Please disclose the investors who exercised
this exchange, and clarify how this impacted the proceeds from the offering and your
operations, including through the addition of risk factor disclosure, as applicable. Please
also disclose the total amount of promissory notes that were exchanged for the
common stock and describe any matters upon which acceptance was conditioned. Finally,
please tell us what consideration you gave to the potential
                                                        application of the
tender offer rules, and how you structured the exchange of promissory notes for common stock
to comply with Regulation 14E and Regulation A.
 Michael Korenko
Vivos Inc.
November 8, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any questions.



                                                             Sincerely,

FirstName LastNameMichael Korenko                            Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameVivos Inc.
                                                             Services
November 8, 2023 Page 2
cc:       Daniel W. Rumsey, Esq.
FirstName LastName